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                 December 8, 2021

       Joseph Hagan
       President and Chief Executive Officer
       Regulus Therapeutics Inc.
       4224 Campus Point Court, Suite 210
       San Diego, California 92121

                                                        Re: Regulus
Therapeutics Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 2,
2021
                                                            File No. 333-261469

       Dear Mr. Hagan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Asa Michael Henin